THE PANTRY, INC.

305 Gregson Drive

Cary, North Carolina 27511

January 25, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Supplemental Letter with respect to the Registration Statement on Form S-4 (File No. 333-xxxxx) of The Pantry, Inc.

Dear Ladies and Gentlemen:

This letter is sent on behalf of The Pantry, Inc., a Delaware corporation (the “Company”), in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (“Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s proposed offer to exchange (the “Exchange Offer”) up to $250,000,000 aggregate principal amount of its new 8.375% Senior Notes due 2020 (the “Exchange Notes”) for a like principal amount of its outstanding 8.375% Senior Notes Due 2020 (the “Old Notes”). The Company is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (pub. avail. May 13, 1988) and Morgan Stanley & Co., Inc. (pub. avail. June 5, 1991), as interpreted in the Commission’s letter to Shearman & Sterling (pub. avail. July 2, 1993). Accordingly, the Company represents as follows:

1. Neither the Company nor any “affiliate” of the Company, within the meaning of Rule 405 under the Securities Act, has entered into any arrangement or understanding with any person, including any broker-dealer, to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer (i) has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes, (ii) is neither an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act, nor a broker-dealer acquiring the Exchange Notes in exchange for Old Notes acquired directly from the Company for its own account, and (iii) is acquiring the Exchange Notes in the ordinary course of its business.

2. The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any person using the Exchange Offer to participate in a distribution of the Exchange Notes (a) cannot rely on the staff position enunciated in no-action letters issued to unrelated third parties (such as Exxon Capital Holdings Corporation (pub. avail. May 13, 1988) and similar letters) and (b) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or Item 508, as applicable, of Regulation S-K under the Securities Act.

3. The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (i) any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes, and (ii) by executing the letter of transmittal, any such broker-dealer represents that it will so deliver a prospectus meeting the requirements of the Securities Act.

4. The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision:

If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a Prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a Prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please do not hesitate to contact the undersigned at (919) 774-6700 with any questions or comments concerning this letter.

Kind regards,

THE PANTRY, INC.

By:	/s/ Berry L. Epley
Name:	Berry L. Epley
Title:	Vice President, Assistant Corporate Secretary & Controller